File No. 69-233

                  SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.

                              FORM U-3A-2

         Statement by Holding Company Claiming Exemption Under
                   Rule 2 from the Provisions of the
              Public Utility Holding Company Act of 1935

                 To Be Filed Annually Prior to March 1

                     PORTLAND GENERAL CORPORATION

                     Exhibits A, B and C Attached

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of Organization, location and business of Claimant and every subsidiary:

     Claimant -       Portland General Corporation, Oregon,  Portland,  Oregon,
                      holding company

     Subsidiaries -   Portland  General  Electric  Company,  Oregon,  Portland,
                      Oregon, electric utility

                            Portland General Transport Corporation, Oregon, Portland, Oregon, sale of segmented gas pipeline capacity, currently inactive

                            121 S.W. Salmon St. Corporation, Oregon, Portland, Oregon, leases PGE headquarters

                                World Trade Center Northwest Corporation,
                                Oregon,  Portland,  Oregon,  development  of
                                World Trade Center complex in Portland, Oregon

                      Portland General Holdings, Inc., Oregon, Portland, Oregon, holds stock in companies with interests in real estate development, leasing, investments, energy services and power brokering, and independent power production

                            Portland  General  Energy  Systems,  Inc.,  Oregon,
                            Portland,    Oregon,    energy    system    design,
                            installation and maintenance

                            PLC-Kalamazoo, Inc., Oregon, Portland, Oregon, development, acquisition and operation of co-generation and independent power projects, currently inactive

                            Columbia-Willamette Development Company,
                            Oregon, Portland, Oregon, real estate development, currently inactive

                            Columbia Willamette Leasing, Inc., Oregon,
                            Portland, Oregon, equipment leasing

                                Rail Leasing Inc., Oregon, Portland, Oregon, equipment leasing

                            Tule Hub Services Company, Oregon, Portland,
                            Oregon, electric hub services

                            Palm Springs Utility Solutions, Inc., Oregon, Portland, Oregon, municipal energy services

                            Portland General Power Marketing Co., Oregon
                            Portland, Oregon, power marketing services

                            Portland General Property Holdings, Inc., Oregon Portland, Oregon, real property holdings in Texas

                            Bonneville Pacific Corporation, Delaware, Salt Lake City, Utah, co-generation and independent power producer*

           * Bonneville Pacific Corporation ("BPCO") has filed for protection under Chapter 11 of the federal Bankruptcy Code. Portland General Holdings, Inc. Is a shareholder and creditor of
             BPCO.   During  1996 Portland General Holdings, Inc. settled  all
             disputes with BPCO with regard to the bankruptcy proceedings. As a result of the settlement, Portland General Holdings, Inc. decreased its stock holdings to 2,000,000 shares of BPCO common stock. Since 1992 Portland General Holdings, Inc. has not been a member of the Creditors Committee or otherwise involved in the operations of BPCO, and has not known the ownership status of the BPCO subsidiaries. As a result of the settlement, the listing of BPCO subsidiaries as of December 31, 1992, in prior filings, has been deleted from this report.

                            The following companies were dissolved in 1996:

                            CWDC Resources Inc., Oregon, Portland, Oregon real estate development

                            Columbia Willamette Investment Company, Oregon, Portland, Oregon, investments

     2. A brief description of properties of Claimant and each subsidiary public utility used for generation, transmission and distribution of electric energy for sale, including location of principal generating plants, transmission lines and distribution facilities:

     Claimant -

           Portland General Corporation has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE").

     Public Utility Subsidiary -

           PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in the State of Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

           PGE owns wholly or jointly the following generating facilities:

                                       Net      Percent of
                                    Capability   Company's
      NAME          LOCATION          (MW)       INTEREST       FUEL

  Sullivan       West Linn, OR          16        100.0        Hydro
  Faraday        Estacada, OR           44        100.0        Hydro
  River Mill     Estacada, OR           23        100.0        Hydro
  Bull Run       Bull Run, OR           22        100.0        Hydro
  Oak Grove      Three Lynx, OR         44        100.0        Hydro
  Pelton         Madras, OR            108        100.0        Hydro
  North Fork     Estacada, OR           54        100.0        Hydro
  Round Butte    Madras, OR            300        100.0        Hydro
  Centralia      Centralia, WA       1,310          2.5        Coal
  Bethel         Salem, OR             116        100.0        Gas or Oil
  Beaver         Clatskanie, OR        500        100.0        Gas or Oil
  Boardman       Boardman, OR          507         65.0        Coal
  Colstrip 3&4   Colstrip, MT        1,440         20.0        Coal
  Coyote Springs Boardman, OR          241        100.0        Gas or Oil

           PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,170 square miles, including 54 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

           PGE has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

     3. Information for calendar year 1996 with respect to Claimant and its utility subsidiaries:

          (a) Number of kWh of electric energy sold at retail and wholesale -

              retail:          17,558,693,000 kWh
              wholesale:       10,187,788,000 kWh

          (b) Number of kWh of electric energy distributed at retail outside state in which each Company is organized -

              none

          (c) Number of kWh of electric energy sold at wholesale outside the state in which each Company is organized or at the state line -

              9,326,289,000 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

          (d) Number of kWh of electric energy purchased outside the state in which each Company is organized or at the state line -

              PGE purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as BPA and public utility districts, which are either located in or have generation facilities located outside the state of Oregon:

              14,534,066,000 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

     4. Information for calendar year 1996 with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              None.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              None.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              None.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              None.

          (e) Identify any service, sales or construction contract(s) between EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              N/A

               PORTLAND GENERAL CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME            EXHIBIT A

                    For the year ended December 31, 1996
                          (Thousands of Dollars)


                                              Portland
                                    Portland  General     Columbia             First Point    Portland  PowerLink
                                    General   Electric    Willamette  Rail     Communication  General   Kalamazoo
                                    Corp.     Company     Leasing     Leasing  Company        Holdings  Corporation
                                    --------  ----------  ----------  -------  -------------  --------  -----------
OPERATING REVENUES                    $6,619  $1,109,831      $1,697        -              -      $466            -
                                    --------  ----------  ----------  -------  -------------  --------  -----------
OPERATING EXPENSES
  Purchased power and fuel                 -     316,729           -        -              -         -            -
  Production and distribution              -      81,968           -        -              -         -            -
  Maintenance and repairs                  -      55,508           -        -              -         -            -
  Administrative and other             9,085     111,308         411       59              -       759            -
  Depreciation and amortization           85     154,586           -        -              -        (1)           -
  Taxes other than income taxes          291      52,325          18        -              -        (1)           -
                                    --------  ----------  ----------  -------  -------------  --------  -----------
                                       9,461     772,424         429       59              -       757            -
                                    --------  ----------  ----------  -------  -------------  --------  -----------
OPERATING INCOME BEFORE TAXES         (2,842)    337,407       1,268      (59)             -      (291)           -

Income taxes                          (2,698)    112,661         575      (24)             -      (533)           7
                                    --------  ----------  ----------  -------  -------------  --------  -----------
NET OPERATING INCOME (LOSS)             (144)    224,746         693      (35)             -       242           (7)

OTHER INCOME (DEDUCTIONS)
  AFUDC                                    -       1,642           -        -              -         -            -
  Interest expense                    (2,433)    (77,158)          -        -              -      (673)           -
  Equity in earnings of
   subsidiaries                      152,689           -         (35)       -              -       376            -
  Preferred dividend of
   subsidiary                              -           -           -        -              -         -            -
  Other - net of income tax          (20,576)      6,685         697        -           (392)     (377)           -
                                    --------  ----------  ----------  -------  -------------  --------  -----------
NET INCOME (LOSS)                    129,536     155,915       1,355      (35)          (392)     (432)          (7)

Preferred dividend requirement                     2,793
                                    --------  ----------  ----------  -------  -------------  --------  -----------
NET INCOME (LOSS)                   $129,536    $153,122      $1,355     ($35)         ($392)    ($432)         ($7)
                                    ========  ==========  ==========  =======  =============  ========  ===========



                                        ELIMINATIONS
                                    --------     -------
                                    DEBIT        CREDIT            CONSOLIDATED
                                    --------     -------           ------------

OPERATING REVENUES                    $6,797 (D)                     $1,111,816
                                    --------     -------           ------------
OPERATING EXPENSES
  Purchased power and fuel                                             $316,729
  Production and distribution                                           $81,968
  Maintenance and repairs                                               $55,508
  Administrative and other                         5,741 (D)           $115,881
  Depreciation and amortization                                        $154,670
  Taxes other than income taxes                      120 (D)            $52,513
                                    --------     -------           ------------
                                                   5,861                777,269
                                    --------     -------           ------------
OPERATING INCOME BEFORE TAXES          6,797       5,861                334,547

Income taxes                                                           $109,988
                                    --------     -------           ------------
NET OPERATING INCOME (LOSS)            6,797       5,861                224,559

OTHER INCOME (DEDUCTIONS)
  AFUDC                                                                  $1,642
  Interest expense                                 1,084 (D)           ($79,180)
  Equity in earnings of
   subsidiaries                      153,611 (A)     581 (D)                  -
  Preferred dividend of
   subsidiary                          2,793 (E)                        ($2,793)
  Other - net of income tax              729 (D)                       ($14,692)
                                    --------     -------           ------------
NET INCOME (LOSS)                    163,930       7,526                129,536

Preferred dividend requirement                     2,793 (E)                  -
                                    --------     -------           ------------
NET INCOME (LOSS)                   $163,930     $10,319               $129,536
                                    ========     =======           ============

                      PORTLAND GENERAL CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF RETAINED EARNINGS    EXHIBIT A

                           For the Year ended December 31, 1996
                                  (thousands of dollars)

                               Portland      Portland   Columbia       Columbia     Rail       Columbia      First
                               General       General    Willamette     Willamette   Leasing    Willamette    Point
                               Corporation   Electric   Development    Leasing                 Investment    Communication
                                             Company    Company                                Company       Company
                               -----------   --------   -----------    ----------   -------    ----------    -------------
Balance at beginning of year      $143,270   $246,282      ($67,047)       $6,560    $1,532      ($34,689)               0

Net income (loss) -
 from income statement             129,536    153,122             -         1,355       (35)            -             (392)
                               -----------   --------   -----------    ----------   -------    ----------    -------------
                                   272,806    399,404       (67,047)        7,915     1,497       (34,689)            (392)

Dividends declared                  65,516    105,187             -             -         -             -                -

Transfer to parent/adjs                  -          -        67,047             -         -        34,689                -

ESOP tax benefit and
 Preferred stock adjs                    -     (2,093)            -             -         -             -                -
                               -----------   --------   -----------    ----------   -------    ----------    -------------
Balance at end of year            $207,290   $292,124            $0        $7,915    $1,497            $0            ($392)
                               ===========   ========   ===========    ==========   =======    ==========    =============

                               Portland     PowerLink                                    CONSOLIDATED
                               General      Kalamazoo          ELIMINATIONS
                               Holdings     Corporation
                                                           DEBIT          CREDIT
                               ---------    -----------    --------       --------       ------------
Balance at beginning of year   ($141,030)       ($2,622)    $16,371 (B)                       135,885

Net income (loss) -
 from income statement              (432)            (7)    153,611 (A)                       129,536
                               ---------    -----------    --------       --------       ------------
                                (141,462)        (2,629)    169,982                           265,421

Dividends declared                     -              -           -        105,187 (A)         65,516

Transfer to parent/adjs          (66,924)             -      34,812 (B)                             -

ESOP tax benefit and
 Preferred stock adjs                  -                                                       (2,093)
                               ---------    -----------    --------       --------       ------------
Balance at end of year         ($208,386)       ($2,629)   $204,794       $105,187            197,812
                               =========    ===========    ========       ========       ============

                       PORTLAND GENERAL CORPORATION AND SUBSIDIARIES
                                 CONSOLIDATED BALANCE SHEET
                                                                      EXHIBIT A
                                    At December 31, 1996
                                   (Thousands of Dollars)



                                               Portland
                                    Portland   General     Columbia           First Point   Portland  PowerLink
                                    General    Electric    Willamette Rail    Communication General   Kalamazoo
ASSETS                              Corp.      Company     Leasing    Leasing Company       Holdings  Corp.
-------                             ---------- ----------  ---------- ------- ------------- --------  ---------
ELECTRIC UTILITY PLANT - ORIGINAL
 COST
  Utility plant                              - $2,899,746           -       -             -        -          -
  Accumulated depreciation                   - (1,124,337)          -       -             -        -          -
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
                                             -  1,775,409           -       -             -        -          -
  Capital leases                             -      6,750           -       -             -        -          -
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
                                             -  1,782,159           -       -             -        -          -
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
OTHER PROPERTY AND INVESTMENTS
  Leveraged leases                           -          -     138,576  12,119             -        -          -
  Contract Termination
   Receivable                                -    111,447           -       -             -        -          -
  Nuclear Decommissioning Trust              -     78,448           -       -             -        -          -
  Investment in and advances
   to affiliates                       984,742          0      11,020       -             -   29,680          -
  Corporate Owned Life Insurance -
   less loan of $26,411                 32,256     51,410
  Other Investments                        204     20,700           1       -         3,231    4,997          -
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
                                     1,017,202    262,005     149,597  12,119         3,231   34,677          -
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
CURRENT ASSETS
  Cash and cash equivalents             10,255     19,477         238       -             -     (168)         -
  Accounts and notes receivable         17,379    145,372       9,215  12,468           415    7,745        636
  Unbilled and accrued revenues              -     53,317           -       -             -        -          -
  Inventories                                -     32,903           -       -             -        -          -
  Prepayments and other                  1,137     16,476           -       -             -        -          -
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
                                        28,771    267,545       9,453  12,468           415    7,577        636
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
DEFERRED CHARGES
  WNP-3 settlement exchange
   agreement                                 -    163,217
  Unamortized regulatory costs
    Trojan Abandonment costs -
     Plant                                   -    275,460           -       -             -        -          -
    Trojan Abandonment costs -
     Decommissioning                         -    282,131           -       -             -        -          -
    Income tax recoverable                        195,592
    Debt reacquisition costs                       28,063
    Conservation Investments -
     secured                                      $80,102
    Energy efficiency programs               -     11,974           -       -             -        -          -
    Other                                          22,575           -       -             -        -          -
  Miscellaneous                          1,636     27,389           1       -             -        -          -
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
                                         1,636  1,086,503           1       -             -        -          -
                                    ---------- ----------  ---------- ------- ------------- --------  ---------
                                    $1,047,609 $3,398,212    $159,051 $24,587        $3,646  $42,254      $636
                                    ========== ==========  ========== ======= ============= ========  =========


                                        ELIMINATIONS
                                    -----     ----------
ASSETS                              DEBIT     CREDIT               CONSOLIDATED
-------                             -----     ----------           ------------
ELECTRIC UTILITY PLANT - ORIGINAL
 COST
  Utility plant                                                      $2,899,746
  Accumulated depreciation                                           (1,124,337)
                                    -----     ----------           ------------
                                                                      1,775,409
  Capital leases                                                          6,750
                                    -----     ----------           ------------
                                                                      1,782,159
                                    -----     ----------           ------------
OTHER PROPERTY AND INVESTMENTS
  Leveraged leases                                                      150,695
  Contract Termination
   Receivable                                                           111,447
  Nuclear Decommissioning Trust                                          78,448
  Investment in and advances
   to affiliates                               1,025,442 (A)(B)(C)            -
  Corporpate Owned Life Insurance -
   less loan of $26,411                                                  83,666
  Other Investments                   612 (C)                            29,745
                                    -----     ----------           ------------
                                      612      1,025,442                454,001
                                    -----     ----------           ------------
CURRENT ASSETS
  Cash and cash equivalents                                              29,802
  Accounts and notes receivable                   67,916  (C)           125,314
  Unbilled and accrued revenues                                          53,317
  Inventories                                                            32,903
  Prepayments and other                                                  17,613
                                    -----     ----------           ------------
                                        0         67,916                258,949
                                    -----     ----------           ------------
DEFERRED CHARGES
  WNP-3 settlement exchange
   agreement                                                            163,217
  Unamortized regulatory costs
    Trojan Abandonment costs -
     Plant                                                              275,460
    Trojan Abandonment costs -
     Decommissioning                                                    282,131
    Income tax recoverable                                              195,592
    Debt reacquisition costs                                             28,063
    Conservation Investments -
     secured                                                             80,102
    Energy efficiency programs                                           11,974
    Other                                                                22,575
  Miscellaneous                                                          29,026
                                    -----     ----------           ------------
                                                                      1,088,140
                                    -----     ----------           ------------
                                     $612     $1,093,358             $3,583,249
                                    =====     ==========           ============

                     PORTLAND GENERAL CORPORATION AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEET             EXHIBIT A
                                 At December 31, 1996
                                (Thousands of Dollars)



                                                Portland
                                    Portland    General     Columbia           First Point    Portland   PowerLink
                                    General     Electric    Willamette Rail    Communication  General    Kalamazoo
CAPITALIZATION AND LIABILITIES      Corp.       Company     Leasing    Leasing Company        Holdings   Corp.
-------                             ----------  ----------  ---------- ------- -------------  ---------  ---------
CAPITALIZATION
 Common stock                         $192,442    $160,346      $8,500  $9,066            $0    $38,023          -
 Other paid-in capital                 588,379     477,312       7,000     458         1,900    197,066      3,260
 Unearned Compensation                    (815)     (2,257)
 Retained earnings - brought
  forward from statement of
  retained earnings                   $207,290    $292,124      $7,915  $1,497         ($392) ($208,386)   ($2,629)
                                    ----------  ----------  ---------- ------- -------------  ---------  ---------
                                       987,296     927,525      23,415  11,021         1,508     26,703        631
 Cumulative preferred stock of
  subsidiary
   Subject to mandatory
    redemption                               -      30,000           -       -             -          -          -
   Long-term debt                            -     933,042           -       -             -          -          -
                                    ----------  ----------  ---------- ------- -------------  ---------  ---------
                                       987,296   1,890,567      23,415  11,021         1,508     26,703        631
                                    ----------  ----------  ---------- ------- -------------  ---------  ---------

CURRENT LIABILITIES
 Long-term debt & preferred stock
  due in one year                            0      92,559           -       -             -          -          -
 Short-term borrowings                       0      92,027           -       -             -     11,963          -
 Accounts payable and other
  accruals                              30,107     144,712      12,658       -         2,124      2,179          -
 Accrued interest                            0      14,372           -       -             -        446          -
 Dividends payable                      16,517      17,117           -       -             -          -          -
 Accrued taxes                          (1,625)     31,485           1       -             -          3          -
                                    ----------  ----------  ---------- ------- -------------  ---------  ---------
                                        44,999     392,272      12,659       -         2,124     14,591          0
                                    ----------  ----------  ---------- ------- -------------  ---------  ---------
OTHER
 Nuclear decommissioning
  liability                                  -     357,844           -       -             -          -          -
 Deferred gain on contract
  termination                                -     112,697           -       -             -          -          -
 Deferred income taxes                 (19,656)    497,734     122,912  13,565            (1)        16          6
 Deferred investment tax credits             -      47,314           -       -             -          -          -
 Miscellaneous                          34,970      99,784          65       1            15        944         (1)
                                    ----------  ----------  ---------- ------- -------------  ---------  ---------
                                        15,314   1,115,373     122,977  13,566            14        960          5
                                    ----------  ----------  ---------- ------- -------------  ---------  ---------
                                    $1,047,609  $3,398,212    $159,051 $24,587        $3,646    $42,254       $636
                                    ==========  ==========  ========== ======= =============  =========  =========


                                         ELIMINATIONS
                                    ----------     --------
CAPITALIZATION AND LIABILITIES      DEBIT          CREDIT             CONSOLIDATED
-------                             ----------     --------           ------------
CAPITALIZATION
 Common stock                         $215,935 (B)                        $192,442
 Other paid-in capital                 691,103 (B)                         584,272
 Unearned Compensation                                                      (3,072)
 Retained earnings - brought
  forward from statement of
  retained earnings                   $204,794     $105,187               $197,812
                                    ----------     --------           ------------
                                     1,111,832      105,187                971,454
 Cumulative preferred stock of
  subsidiary
   Subject to mandatory
    redemption                                                              30,000
   Long-term debt                                                          933,042
                                    ----------     --------           ------------
                                     1,111,832      105,187              1,934,496
                                    ----------     --------           ------------

CURRENT LIABILITIES
 Long-term debt & preferred stock
  due in one year                                                           92,559
 Short-term borrowings                  11,963 (C)                          92,027
 Accounts payable and other
  accruals                              42,525 (C)                         149,255
 Accrued interest                          446 (C)                          14,372
 Dividends payable                      16,248 (C)                          17,386
 Accrued taxes                                        1,121 (C)             30,985
                                    ----------     --------           ------------
                                        71,182        1,121                396,584
                                    ----------     --------           ------------
OTHER
 Nuclear decommissioning
  liability                                  -                             357,844
 Deferred gain on contract
  termination                                                              112,697
 Deferred income taxes                                                     614,576
 Deferred investment tax credits                                            47,314
 Miscellaneous                          16,040 (B)                         119,738
                                    ----------     --------           ------------
                                        16,040                           1,252,169
                                    ----------     --------           ------------
                                    $1,199,054     $106,308             $3,583,249
                                    ==========     ========           ============

                                                       E X H I B I T  A


             PORTLAND GENERAL CORPORATION AND SUBSIDIARIES
                          ELIMINATION ENTRIES
                        (Thousands of Dollars)



                                                    DEBIT        CREDIT

(A)  Equity in earnings of subsidiaries             $153,611
       Investment in and advances to affiliates                  $ 48,424
       Dividends declared                                         105,187

     To reverse equity in earnings and
     dividends of subsidiaries.

(B)  Common stock                                     215,935
     Other paid-in capital                            691,103
     Other - miscellaneous                             16,040
     Retained earnings                                 51,183
       Investment in and advances to affiliates                   974,261

     To eliminate the investment
     in subsidiaries, as adjusted in the
     preceding entry, against the common
     equity balances of the subsidiaries.


(C)  Short-term borrowings                             11,963
     Accounts payable and other accruals               42,525
     Accrued interest                                     446
     Dividends payable                                 16,248
     Other investments                                    612
       Accrued taxes                                                1,121
       Accounts and notes receivable                               67,916
       Advances to affiliates                                       2,757

     To eliminate intercompany receivables and payables.

(D)  Operating revenues                                 6,797
     Other (net of income taxes)                          729
       Administrative and other                                     5,741
       Interest expense                                             1,084
       Taxes - other than income tax                                  120
       Equity in earnings of subsidiaries                             581

     To eliminate intercompany revenues and
     expenses.

                                                       E X H I B I T  A


             PORTLAND GENERAL CORPORATION AND SUBSIDIARIES
                    ELIMINATION ENTRIES (CONTINUED)
                        (Thousands of Dollars)



                                                    DEBIT        CREDIT

(E)  Preferred dividend requirement of
      subsidiary                                        2,793
       Preferred dividend requirement                               2,793

     To reclassify preferred dividend
      requirement of Portland General
      Electric Company.





     SUBSIDIARIES NOT SHOWN ON CONSOLIDATING FINANCIAL STATEMENTS


The following subsidiaries, which are not shown on the consolidating financial statements, are immaterial in relation to the consolidated financial statements of Portland General Corporation.

                                             PERCENT OF        PERCENT OF
                                            CONSOLIDATED      CONSOLIDATED
       COMPANY                                 REVENUES          ASSETS
121 S.W. Salmon St. Corporation                 0.56%             0.21%

Tule Hub Services Company                          -               .010%

Portland General Energy Services Company        0.16%             0.03%

Portland General Information Services              -              0.02%

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 6th day of March 1997.


                                  Portland General Corporation


                                  By     /S/ JOSEPH E. FELTZ
                                             Joseph E. Feltz
                                          Assistant Controller
                                          Assistant Treasurer

Corporate Seal








Attest:



/S/ STEVEN F. MCCARREL
Steven F. McCarrel
Assistant Secretary




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Steven F. McCarrel
                           Assistant Secretary
                           121 S.W. Salmon Street
                           Portland, Oregon 97204

                                                       E X H I B I T  B




                                            (Thousands of Dollars)


1.    Total Assets                                  $3,583,249

2.    Total Operating Revenues                      $1,111,816

3.    Net Income                                    $  129,536

                                                       E X H I B I T  C


Organizational chart showing relationship of each EWG or foreign utility to associate companies in the holding-company system.

None.